Exhibit 99.1

Quarterly Report 3

[GRAPHIC]

For the 3-month and 9-month periods

ended September 30, 2005

Management’s Discussion and Analysis of Financial Position and Operating Results

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the nine-month and three-month periods ended September 30, 2005 and 2004 and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at November 3, 2005, the date of approval of the MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-GAAP measures section.

The Company

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in North America, Europe and Asia. The Company has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Company believes that its product, market, geographical diversification and integration level help to mitigate the adverse effects of industry conditions, the markets for some of its products are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry production capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Company is also affected by the variation of the Canadian dollar against the U.S. dollar and the Euro.

Divestiture of assets

During the fourth quarter of 2004, the Company initiated a divestiture plan to dispose of substantially all of the distribution activities of its Fine Papers and Tissue Papers segments. This decision resulted from a review of the strategic plan of the Company which concluded that future developments would be through its Packaging and Tissue manufacturing and converting activities.

Consequently, the assets, liabilities, results and cash flows of the distribution activities for the current year and for other comparison periods have been classified as assets held for sale. The financial information as it relates to the assets held for sale is as follow:

	For the 3-month periods ended September 30		For the 9-month periods ended September 30
	2005	2004	2005	2004
(in millions of dollars, except amounts per share)
Condensed balance sheet(1)
Current assets			105	126
Long-term assets			5	9
Current liabilities			27	29
Condensed statement of earnings
Sales	97	113	309	330
Depreciation and amortization	—	1	—	2
Operating income, including gain on disposal	3	3	10	6
Interest expense	1	1	2	2
Provision for income taxes	—	—	2	1
Net earnings, including gain on disposal, from assets held for sale	2	2	6	3
Net earnings per share, including gain on disposal, from assets held for sale	$0.02	$0.02	$0.07	$0.03
Condensed statement of cash flows
Cash flow from operating activities	7	(2)	14	(7)
Cash flow from investing activities	—	(1)	14	(1)
Cash flow from financing activities	(7)	3	(14)	8

(1)          As at December 31, for the 2004 condensed balance sheet items

During the first quarter of 2005, the Company completed the sale of its distribution activities of the Tissue paper segment for a total net consideration of $15.7 million. The disposal of the net assets resulted in a gain of $1.2 million before related income taxes of $0.5 million.

Overview

Quarter ended September 30, 2005 compared with quarter ended September 30, 2004  In the third quarter of 2005, sales increased by 2% to $874 million compared to the same quarter of 2004. Operating income decreased by 43% including specific items which substantially affected the results during the third quarter of 2005. Excluding theses specific items which will be discussed in detail in each of the segments, operating income was down by $13 million or 17%, at $65 million, compared to $78 million in 2004. Even with the strengthening of 8.8% of the Canadian dollar against the US, compared to the same period in 2004 and the strong increase of energy costs during the quarter, these results show the positive impact of the Company’s diversification of business lines including the improvement in Tissue papers and the cost reduction of recycled fibre. Also, the Company’s net earnings was $3 million or $0.04 per share, even with the substantial restructuring and closure charges being offset by a foreign exchange gain on US denominated debts. These US denominated debts offer an additional coverage against currency fluctuation.

Selected Consolidated Information

	As reported		Excluding specific items(1)
For the three-month periods ended September 30	2005	2004	2005	2004
(in millions of dollars, except amounts per share)
Sales (amount net of eliminations)
Packaging	609	590
Tissue Papers	185	188
Fine Papers	177	189
Assets held for sale	(97)	(113)
	874	854
Operating income (loss) before depreciation and amortization “OIBD”(1)
Packaging	22	54	37	58
Tissue Papers	27	21	27	21
Fine Papers	(8)	2	—	2
Corporate	4	1	4	1
Assets held for sale	(3)	(4)	(3)	(4)
	42	74	65	78
OIBD/sales	4.8%	8.7%	7.4%	9.1%
Operating income (loss) from continuing operations	(2)	34	21	38
Net earnings	3	27	2	14
per common share	$0.04	$0.33	$0.02	$0.17
Cash flow from operations(1)	36	48	46	48
per common share(1)	$0.44	$0.59	$0.56	$0.59

(1)          see the supplemental information on non-GAAP measures

Other Selected Information

For the three-month periods ended September 30	2005	2004
Shipments (in thousands of short tons)
Packaging(2)	453	457
Tissue	111	102
Fine Papers	68	79
	632	638
Currency - average rate
$Can vs $U.S.	$0.832	$0.765
$U.S. vs $Can	$1.201	$1.307
Euro vs $Can	$1.464	$1.599

(2)          Packaging includes paper mill shipments from the Specialty Products Group

The following table shows the historical movement of average benchmark list prices for some of our key products:

Benchmark product	Q3-2005	Q2-2005	Q1-2005	Q4-2004	Q3-2004
Packaging (US$/short ton)
-Recycled boxboard - 20-pt. clay coated	715	715	715	715	695
-Linerboard-unbleached kraft, 42 lb.-Eastern U.S.	448	490	500	500	500
Tissue papers (index 1999 = 1,000)	1,362	1,339	1,287	1,285	1,227
Fine papers (US$/short ton)
-Uncoated fine paper-offset, 50 lb. rolls	713	753	733	750	715
-Coated fine paper-No. 3 grade, 60 lb rolls	913	920	870	870	827

Source: Cascades based on industry sources. Tissue papers index represents a mix of primary and converted products.

Recycled and virgin fibres are the primary raw materials used in the manufacture of our products and represent the highest production cost. List prices for these raw materials fluctuate considerably and are heavily influenced by economic conditions and foreign demand. The following table shows the historical movement of average benchmark list prices, listed in U.S. dollars, for some of the grades of recycled paper and virgin pulp used in the manufacturing process:

Benchmark product	Q3-2005	Q2-2005	Q1-2005	Q4-2004	Q3-2004
Recycled paper (US$/short ton)
-Old corrugated containers - Average U.S.	83	90	88	78	82
-Sorted office papers - Eastern U.S.	89	93	116	125	138
Virgin pulp (US$/metric tonne)
-Northern bleached softwood kraft - Eastern U.S.	625	653	670	630	670
-Northern bleached hardwood kraft - Eastern U.S.	610	623	588	532	563
Price on natural gas - US$/MMBtu (Spot)	8.49	6.73	6.27	6.95	5.79

Source: Cascades based on industry sources

Quarter ended September 30, 2005 compared with quarter ended September 30, 2004

Sales  Sales increased by $20 million, or 2%, to $874 million for the quarter, versus $854 million for the same period in 2004.

On August 24, 2004, the company increased its participation from 50% to 100% in Dopaco Inc. Consequently, its results were consolidated proportionately between October 1, 2003 and August 24, 2004 and have been fully consolidated since that date and contributed $36 million in additional sales for 2005 versus 2004.

For that period, average selling prices have declined, especially in the packaging segment. The strengthening of the Canadian dollar has had a direct impact on export prices as well as decreasing Canadian dollars prices on the domestic market since several of the Company’s product lines are priced in US dollars. It has also limited the impact of US dollar prices increases. Overall, shipments was marginally lower compared with 2004, with the exception of the Tissu Paper segment due to ramp up of new facilities at the end of 2004.

Operating Income before depreciation and amortization  The Company generated operating income before depreciation and amortization of $42 million for the quarter compared with $74 million for the same period in 2004. The margin of operating income before depreciation and amortization has substantially decreased at 4.8% for the quarter, compared with 8.7% for the corresponding period in 2004. The 2005 operating income before depreciation and amortization includes a $6 million impairment loss on property, plant and equipment by a joint-venture company and $2 million impairment loss related to a plant in the Fine Papers segment, closure and destructuring costs of $6 million by a joint-venture company and $6 million related to a plant in the Fine Papers segment and a $3 million unrealized loss on derivative commodity instruments of certain commodity swap contracts entered into also by a joint-venture company. Excluding these specific items, operating income before depreciation and amortization has decreased by 17%, at $65 million versus $78 million in 2004. Several production units experienced downtime during the quarter to proceed to maintenance work on their manufacturing equipment.

Higher prices in the Tissue Paper segment and the additional contribution of business acquisitions realized over the last twelve months offset the negative impact of higher energy costs and the strengthening of the Canadian dollar versus the US dollar. The recycled fibre price decreased during the period but was offset by a consumption increase of the virgin pulp particularly by the Tissue Papers segment and by the price increase in the Northern Bleached Hardwood Kraft Pulp (NBHK).

Our primary raw material US prices were down compared with 2004 and our costs were positively affected by a stronger Canadian dollar. More specifically the monthly US$ average list price for old corrugated containers (OCC), mostly used by our Containerboard Group, remained stable at $83 when compared with 2004. The monthly average list price for sorted office papers (SOP) in $US, primarily used by our Tissue Paper and Boxboard Groups, was 35% down, while the price of Northern Bleached Softwood Kraft Pulp (NBSK) decreased by 7% while the price of Northern Bleached Hardwood Kraft Pulp (NBHK) increased by 8%, during the same period. These type of pulps are mainly used by our Fine Papers Group.

As for natural gas, the pricing reference increased substantially, by 50%, in Canada as well as the United States when compared to 2004.

OIBD variance analysis

	Packaging	Tissue Papers	Fine Papers	Corporate	Assets held for sale(2)	Consolidated
(in millions of dollars)
OIBD for the three-month period ended September 30, 2004	54	21	2	1	(4)	74
Positive (negative) impact from:
Sales volume	5	2	(2)	—	—	5
Selling price	(7)	22	8	(2)	(2)	19
Raw materials	—	2	(1)	—	—	1
Energy	(4)	(4)	(1)	—	—	(9)
Variation of the Canadian dollar(1)	(8)	(3)	(3)	2	2	(10)
Other costs and variation of efficiencies	(11)	(13)	(3)	3	1	(23)
Business acquisitions	4	—	—	—	—	4
OIBD excluding specific items	33	27	—	4	(3)	61
Specific items	(11)	—	(8)	—	—	(19)
OIBD for the three-month period ended September 30, 2005	22	27	(8)	4	(3)	42

(1)          Foreign exchange impact is based on the Company’s national and export sales less purchases that are impacted by the $Can/$US variation.

(2)          Assets held for sale data are included in the Tissue and Fine Papers segments.

Quarterly segmented analysis

Packaging products

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Boxboard
Manufacturing - North America	60	62	(1)	(1.7)	(1)	(1.6)	86 st	86 st	701	719
Manufacturing - Europe	107	117	—	—	8	6.8	138 st	133 st	765	875
Converting	183	132	14	7.7	11	8.3	5,163 carton	3,514 carton
Others and eliminations	(8)	6	2	—	3	—
	342	317	15	4.4	21	6.6
Containerboard(1)
Manufacturing	79	95	(14)	(17.7)	7	7.4	178 st	186 st	442	512
Converting	125	132	11	8.8	16	12.1	1,739 msf	1,766 msf	72	75
Others and eliminations	(44)	(56)	2	—	—	—
	160	171	(1)	(0.6)	23	13.5

Specialty products	127	130	8	6.3	10	7.7	51 st(2)	52 st(2)
Eliminations	(9)	(12)	—	—	—	—
	620	606	22	3.5	54	8.9	453 st	457 st
Specific items - Containerboard			15		4
Excluding specific items			37	6.0	58	9.6

(1)          The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

(2)          Consists of the paper manufacturing shipments only.

Sales of the Packaging products segment increased by $14 million, or 2%, amounting to $620 million for the quarter, compared with $606 million for the same period in 2004. The additional contribution of new businesses acquired during the last twelve months combined with the increase of shipments in the boxboard sector have been offset by lower realized prices in the boxboard sector and containerboard as well as by the appreciation of the Canadian dollar.

Sales for the Boxboard Group amounted to $342 million for the quarter, compared with $317 million for the same period in 2004. Excluding Dopaco’s additional contribution of $36 million, sales actually decreased by $11 million or 3% due to lower selling prices mainly in Europe for our primary board mills. Over the course of this period, shipments by primary mills have remained stable in North America. Shipments increased by approximately 4% in Europe due to lower downtime and higher demand compared with 2004. Moreover, net selling prices in $US in North America increased during the period but were offset by the strengthening of the Canadian dollar. In Europe, average selling prices in euro decreased by 4% resulting from difficult conditions in the European board market partly due to lower export to Asia stemming from new recycled manufacturing units on that continent and to the concentration of some end-users regarding their procurement .

Sales for the Containerboard Group decreased by $11 million or 6% increase, amounting to $160 million for the quarter, compared with $171 million for the same period in 2004. Average selling prices decreased by 14% in Canadian dollars in the manufacturing sector due to a production overcapacity and the appreciation of the Canadian dollar versus the US dollar, which accounts for 9% of the decrease. Selling prices were also down by 4% in the converting sector.

Shipments have decreased by 4% over the course of the period and the shipments of corrugated products were down by 3% compared with 2004, even with additional volume generated by acquisitions. This sector’s North-American integration level, reflecting the percentage of the containerboard’s mills production sold internally to the company’s own box or sheet plants, decreased to 60% in 2005, compared with 66% in 2004 mostly due to a shipment reduction of corrugated products. Increased integration improves profit by providing more value-added products compared with unconverted board products.

Sales of Specialty Products Group were $127 million for the quarter, compared to $130 million for the same period in 2004. Higher activity level of de-inked pulp mills has increased sales and operating income of the Group but this contribution was not enough to offset the negative impact of the strengthening of the Canadian dollar and the activity level reduction in the Plastics Group. Compared to 2004, operating income before depreciation and amortization has decreased by $2 million, at $8 million for the 2005 quarter.

Operating income before depreciation and amortization for the Packaging Products segment was $22 million for the quarter, compared with $54 million for the same period in 2004. Operating income before depreciation and amortization for 2005 includes the following items from a joint-venture company: a $6 million impairment loss on property, plant and equipment, a $3 million unrealized loss on derivative commodity instruments of certain commodity swap contracts and $6 million closing and restructuring charges. Excluding these specific items, the operating income before depreciation and amortization decreased by 36% to $37 million from $58 million in 2004. The decrease of $21 million is mainly due to difficult market conditions prevailing in the containerboard sector, the strengthening of the Canadian dollar and energy cost which had a combined negative impact of approximately $12 million. Profitability was also affected by the downward contribution of Boxboard activity. This reduction is due to lower selling prices, a 2-week downtime at Larochette for substantial maintenance work as well as the 16% major increase of energy costs per ton. Nevertheless, these items have been partially offset by the full consolidation of Dopaco results since August 24, 2004.

Tissue Group (including assets held for sale)

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing & converting	187	176	27	14.4	20	11.4	111 st	102 st	1,642	1,610
Distribution	—	22	—	—	1	4.5
Éliminations	—	(10)	—	—	—	—
	187	188	27	14.4	21	11.2

Sales of the Tissue Group have remained stable at $187 million for the quarter, compared with the same period in 2004. The decrease of the sales volume due to the divestiture of its business distribution activities that occurred at the end of the first quarter of 2005 has been offset by 2% higher average net realized prices during the quarter compared to the same period in 2004, as a result of prices increases implemented during 2004 and the beginning of 2005. Shipments have increased by 9% in 2005, particularly following the Memphis plant ramp up. The integration rate decreased by 4% from 64% for the third quarter of 2004 to 60% in the same period in 2005. This is mainly due to the shipment increase of parents rolls from the Memphis plant for external markets.

The Tissue Group operating income before depreciation and amortization increased by 28% as compared to 2004, to $27 million compared with $21 million for the same period in 2004. Higher net realized selling prices combined with a reduction of raw material costs more than compensate the higher energy and transportation costs and the strengthening of the Canadian dollar. This strengthening of the Canadian dollar had a negative impact of approximately $3 million for the quarter. Operating income before depreciation and amortization was also negatively affected by approximately $2 million due to the ramp-up of converting plants in Arizona and Calgary.

Fine Papers Group (including assets held for sale)

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing	89	103	(11)	(12.4)	—	—	68 st	79 st	1,160	1,151
Distribution	106	106	3	2.8	2	1.9
Eliminations	(16)	(17)	—	—	—	—
	179	192	(8)	(4.5)	2	1.0
Specific items			8		—
Excluding specific items			—	—	2	1.0

Sales of the Fine Papers Group are down by 13%, to $179 million for the quarter, compared with $192 million for the same period in 2004. The pricing increase (in $US) of our coated products in the second half of 2004 and the first quarter of 2005 continues to have a positive impact in the manufacturing sector. However, these price increases were almost completely offset by the strengthening of the Canadian dollar against the U.S. dollar. Shipments decreased 14% when compared with 2004 as our production units had more market-related downtime for some products due to lower demand and increased foreign imports. The distribution division, Cascades Resources, contributed total sales of $106 million during the quarter which is comparable to 2004. Cascades Resources shipments of paper products were 5% higher compared with the same period in 2004 but resale price per ton showed a reduction of 4% as compared with 2004.

Operating income before depreciation and amortization for the Fine Papers Group was negative by $8 million for the quarter, compared to a positive contribution of $2 million for the same period in 2004. This reduction of $10 million is mainly due to the closing of machine #5 and of our sheeting operations of our Thunder Bay, Ontario, plant which generated a $2 million impairment loss in property, plant and equipment and estimated closing and restructuring charges of $6 million. Excluding these specific items, operating income was $2 million less as compared to 2004, due to shipment reductions, (NBHK) pulp costs increases and the strengthening of the Canadian dollar which negatively impacted profitability by approximately $3 million during the quarter.

Nine-month period ended September 30, 2005, compared with the nine-month period ended September 30, 2004

Selected Consolidated Information

	As reported		Excluding specific items(1)
For the nine-month periods ended September 30	2005	2004	2005	2004
(in millions of dollars, except amounts per share)
Sales (amount net of eliminations)
Packaging	1,857	1,703
Tissue Papers	539	540
Fine Papers	531	535
Assets held for sale	(309)	(330)
	2,618	2,448
Operating income (loss) before depreciation and amortization “OIBD”(1)
Packaging	115	150	131	148
Tissue Papers	76	58	75	58
Fine Papers	(11)	(2)	(3)	(2)
Corporate	6	(4)	(1)	(4)
Assets held for sale	(10)	(8)	(9)	(8)
	176	194	193	192
OIBD/sales	6.7%	7,9%	7,4%	7,8%
Operating income from continuing activities	44	76	61	74
Net earnings	7	18	5	14
per common share	$0.09	$0.22	$0.06	$0.17
Cash flow from operations(1)	105	121	115	121
per common share(1)	$1.29	$1.48	$1.41	$1.48

(1)          see the supplemental information on non-GAAP measures

Other Selected Informations

For the nine-month periods ended September 30	2005	2004
Shipments (in thousands of short tons)
Packaging(2)	1,350	1,341
Tissue	314	302
Fine Papers	204	222
	1,868	1,865
Currency - average rate
$Can vs $U.S.	$0.817	$0.753
$U.S. vs $Can	$1.224	$1.328
Euro vs $Can	$1.546	$1.628

(2)          Packaging includes paper mill shipments from the Specialty Products Group

Sales  Sales increased by $170 million, or 7%, to $2.618 billion for the nine-month period ended September 30, 2005, versus $2.448 billion for the same period in 2004.

Business acquisitions and disposals for the past twelve months have accounted for $171 million for the nine-month period ended September 30, 2005. On August 24, 2004, the Company increased its participation from 50% to 100% in Dopaco Inc. Consequently, its results were consolidated proportionately between October 1, 2003 and August 24, 2004 and have been fully consolidated since that date and contributed $150 million in additional sales for the nine-month period ended September 30, 2005. In addition, companies acquired in 2004 have contributed $21 million in additional sales for the same period.

Because of the increase in input costs during 2004, net average selling prices have been increased in the Tissue paper and Fine papers segments. These price fluctuations have been affected by the 8.5% strengthening of the Canadian dollar versus the US dollar, compared to 2004. The fluctuation of the Canadian dollar had a direct impact on export prices. Nevertheless, it has also contributed to downward prices in Canadian dollars, on the domestic market because several of Company’s product lines are priced in US dollars.

Overall, shipments remained stable compared with 2004, in the Packaging sector increased in the Tissue Paper and decreased by 8% in the Fine Papers sector due to market downtime because of lower demand for some products.

Operating Income before depreciation and amortization  The Company generated operating income before depreciation and amortization of $176 million, decreased by 9%, for the nine-month period ended September 30, 2005 quarter compared with $194 million for the same period in 2004. The margin of operating income before depreciation and amortization has decreased at 6.7% for the nine-month period ended September 30, 2005, compared with 7.9% for the corresponding period in 2004. The 2005 operating income before depreciation and amortization includes a $4 million unrealized gain from the disposal of a building by a joint-venture company, a $1 million impairment loss related to an investment in a influenced company by a joint-venture company, a $7 million gain from the sale of a building of the corporate sector, an $8 million impairment loss in property, plant and equipment by a joint-venture company and a $2 million impairment loss by a plant in the Fine Papers segment, $6 million closing and restructuring charges by a joint-venture company and $6 million closing and restructuring charges related to a plant in the Fine Papers segment and a $5 million unrealized loss on derivative commodity instruments of certain commodity swap contracts entered into also by a joint-venture company.

Excluding these specific items, the Company was able to maintain operating income before depreciation and amortization at the same level as 2004, $193 million, even in a difficult business environment: higher energy and transportation costs and the strengthening of the Canadian dollar which had $37 million negative impact for the nine-month period ended September 30, 2005. Higher prices mainly in the Tissue and the Fine Papers sectors as well as the business acquisitions realized over the last twelve months added a positive contribution. The diversity of the Company’s business lines mitigated these variations.

OIBD variance analysis

	Packaging	Tissue Papers	Fine Papers	Corporate	Assets held for sale(2)	Consolidated
(in millions of dollars)
OIBD for the nine-month period ended September 30, 2004	150	58	(2)	(4)	(8)	194
Positive (negative) impact from:
Sales volume	14	9	(3)	—	—	20
Selling price	19	67	29	(6)	(5)	104
Raw materials	(11)	(11)	(2)	—	—	(24)
Energy	(10)	(6)	(3)	—	—	(19)
Variation of the Canadian dollar(1)	(31)	(9)	(8)	6	5	(37)
Other costs and variation of efficiencies	(17)	(33)	(14)	3	(1)	(62)
Business acquisitions	19	—	—	—	—	19
OIBD excluding specific items	133	75	(3)	(1)	(9)	195
Specific items	(18)	1	(8)	7	(1)	(19)
OIBD for the nine-month period ended September 30, 2005	115	76	(11)	6	(10)	176

(1)          Foreign exchange impact is based on the Company’s national and export sales less purchases that are impacted by the $Can/$US variation.

(2)          Assets held for sale data are included in the Tissue and Fine Papers segments.

Year-to-date segmented analysis

Packaging products

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005		2004		2005	2004
Boxboard
Manufacturing - North America	175	185	(1)	(0.6)	—	—	245 st		256 st		715	723
Manufacturing - Europe	347	353	8	2.3	18	5.1	415 st		392 st		834	898
Converting	532	363	41	7.7	31	8.5	15,276 carton		9,042 carton
Others and eliminations	(13)	21	(1)	—	8	—
	1,041	922	47	4.5	57	6.2
Containerboard(1)
Manufacturing	256	258	(5)	(2.0)	13	5.0	541 st		546 st		469	472
Converting	374	367	37	9.9	43	11.7	5,160 msf		5,133 msf		72	71
Others and eliminations	(139)	(145)	7	—	3	—
	491	480	39	7.9	59	12.3

Specialty products	388	380	29	7.5	34	8.9	149 st	(2)	147 st	(2)
Eliminations	(34)	(33)	—	—	—	—
	1,886	1,749	115	6.1	150	8.6	1,350 st		1,341 st
Specific items - Containerboard(1)			16		(2)
Specific items - Specialty products			—		4
Excluding specific items			131	6.9	148	8.5

(1)          The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

(2)          Consists of the paper manufacturing shipments only.

Sales of the Packaging products segment increased by $137 million, or 8%, amounting to $1.886 billion for the nine-month period September 30, 2005, compared with $1.749 billion for the same period in 2004. The additional contribution of new businesses acquired during the last twelve months combined with price increases in US dollar have mitigated the impact of the Canadian dollar appreciation on general pricing.

Sales for the Boxboard Group amounted to $1,041 million for the nine-month period ended September 30, 2005, compared with $922 million for the same period in 2004. Excluding Dopaco’s contribution of $150 million, sales actually decreased by $31 million, or 3%. Over the course of this period, shipments by primary mills decreased by approximately 5% in North America, due to difficult market conditions, but increased approximately 6% in Europe, due to an upturn in some market segments, especially in virgin boxboard. In addition, the 7% increase of net selling prices in $US in North America during the period was offset by the strengthening of the Canadian dollar. In Europe, average selling prices in euros decreased by 4% resulting from production overcapacity in Europe exerting strong pressures on prices.

Sales for the Containerboard Group increased by $11 million amounting to $491 million for the nine-month period ended September 30, 2005, compared with $480 million for the same period in 2004. Shipments decreased by 1% in the manufacturing sector over the period while average selling prices were slightly lower.

Shipments of corrugated products slightly increased compared with 2004, helped by additional volume generated by acquisitions. Also, market conditions allowed for the gradual implementation throughout 2004 of certain price increases that offset the negative impact of a stronger Canadian dollar.

Sales for the Specialty Products Group increased by $8 million, or 2%, to $388 million for the nine-month period ended September 30 2005, compared with $380 million for the same period in 2004 due to the activity increase of de-inked pulp mills.

Packaging segment operating income before depreciation and amortization stood at $115 million for the nine-month period ended September 30, 2005 compared with $150 million for the same period in 2004, representing a 23% decrease. Operating income before depreciation and amortization includes the following items from a joint-venture company: a $4 million gain related to the disposal of a building by a joint-venture company, a $1 million impairment loss on an investment in a significantly influenced company, a $8 million impairment loss on property, plant and equipment a $6 million closing and restructuring charges and a $5 million unrealized loss on derivative commodity instruments of certain commodity swap contracts. Excluding these specific items, the operating income before depreciation and amortization decreased by 11% to $131 million from $148 million in 2004. The decrease of $17 million is due lower profitability of recycled boxboard sector in Europe and by start-up costs of the Fjordcell pulp mill in the second quarter of 2005 following a seven-month downtime. This mill which has not yet reached the targeted profitability level because, among other things, of prevailing difficult market conditions. This negative impact has been offset by the entire consolidation of Dopaco’s results since August 24, 2004 and also negatively affected by the strengthening of the Canadian dollar for approximately $31 million.

Tissue Group

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing & converting	532	501	74	13.9	56	11.2	314 st	302 st	1,634	1,546
Distribution	22	66	2	9.1	2	3.0
Éliminations	(9)	(26)	—	—	—	—
	545	541	76	13.9	58	10.7
Specific items			(1)		—
Excluding specific items			75	13.8	58	10.7

Sales of the Tissue Group remained relatively flat, amounting to $545 million for the first nine-months of 2005, compared with $541 million for the same period in 2004 despite the sale of its distribution activities that occurred at the end of the first quarter of 2005. These activities contributed for $66 million of sale in 2004 compared with $22 million in 2005. Average net realized prices were 6% higher in 2005, in comparison with the corresponding period in 2004, as a result of prices increases implemented during 2004 and the beginning of 2005. Shipments have increased by 4% in 2005 compared to 2004 due to integration efforts of new converting units.

Tissue Group operating income before depreciation and amortization stood at $76 million for the nine-month period ended September 30, 2005, compared with $58 million for the same period in 2004. This Group benefited from an increase in the average realized Canadian dollar price of jumbo rolls and converted products. The strengthening of the Canadian dollar had a negative impact of approximately $9 million for the period. Operating income before depreciation and amortization was also negatively affected by $7 million due to the ramp-up of the Memphis mill and converting units in Western Canada and United-States. Operating income before depreciation and amortization for 2005 also includes a $1 million gain related to the disposal of the distribution activities that occurred March 31, 2005 for a net consideration of $15.7 million.

Fine Papers Group

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing	268	284	(19)	(7.1)	(8)	(2.8)	204 st	222 st	1,155	1,133
Distribution	320	308	8	2.5	6	1.9
Éliminations	(49)	(49)	—	—	—	—
	539	543	(11)	(2.0)	(2)	(0.4)
Specific items			8		—
Excluding specific items			(3)	(0.6)	(2)	(0.4)

Sales for the Fine Papers Group amount to $539 million for the nine-month period ended September 30, 2005, compared with $543 million for the same period in 2004. The pricing of our products increased in the second half of 2004 and during the first nine months of 2005 due to better market conditions and higher industry operating levels in the coated and uncoated paper markets. However, these price increases were affected by the strengthening of the Canadian dollar against the U.S. dollar while shipments decreased by 8% compared to 2004 due to more market-related downtime for some products because of lower demand and increased foreign imports. The distribution division, Cascades Resources, contributed total sales of $320 million for the first nine months of 2005, compared with $308 million in 2004. Cascades Resources shipments of paper products were 9% higher compared with the same period in 2004 but resale price per ton showed a reduction of 4% as compared with 2004.

Fine Papers Group operating income before depreciation and amortization stood at a negative $11 million for the nine-month period ended June 30, 2005, compared with a negative amount of $2 million for the same period in 2004. This reduction of $9 million is mainly due to the closing of machine #5 and the finishing unit of our Thunder Bay, Ontario, mill which generated a $2 million impairment loss on property, plant and equipment, and $6 million closing and restructuring charges. Excluding this specific item, operating income decrease by $1 million compared to 2004 due to shipment volume decrease, increase of (NBHK) pulp costs and the appreciation of the Canadian dollar negatively impacted profitability by approximately $8 million during the period.

Other items analysis

Depreciation and amortization  Depreciation and amortization increased to $132 million in 2005, from $118 million for the corresponding period of 2004, primarily as a result of recent business acquisitions and capital expenditures.

Impairment loss on property, plant and equipment  In the second quarter of 2005, a joint-venture company recorded an impairment loss of $4 million related to the property, plant and equipment of its corrugated products plant of the Packaging sector located in Buffalo, NY. The Company’s share amounted to $2 million. The joint-venture company decided to permanently shutdown this facility in August 2005. The net book value of the assets has been written down to their fair value representing the present value of the estimated net proceeds from dismantling, redeployment or disposal.

During the third quarter of 2005, a joint-venture company recorded an impairment loss of $13 million related to some property, plant and equipment of its Red Rock, Ontario, containerboard manufacturing plant of the Packaging sector. The Company’s share amounted to $6 million. Also, the Company recorded a $2 million impairment loss related to some property, plant and equipment of its Thunder Bay, Ontario, Fine Paper mill. The Company decided to permanently shutdown those production equipments.

Closure and restructuring costs   During the third quarter of 2005, the Company and a joint-venture company announced the shutdown of some of their facilities of the Thunder Bay and Red Rock mills in Ontario. The Company and the joint-venture company recorded $9 million closing and restruction costs. A joint-venture company has also recorded $6 million restructuring costs for the relocation of two corrugated cardboard converting units in Montreal (Quebec) and Concord (Ontario). The Company’s share amounted to $3 million.

The following table shows conciliation of all closure and restructuring costs provisions:

	Three-month periods ended September 30		Nine-month periods ended September 30
	2005	2004	2005	2004

Balance - Beginning of the period	—	—	—	—
Additional provisions	12	—	12	—
Non monetary items	(2)	—	(2)	—
Severance payments	(2)	—	(2)	—
Other closure and restructuring costs payment	—	—	—	—
Balance - End of the period	8	—	8	—

Unusual items  During the first quarter of 2005, a joint-venture company realized a gain of $4 million on the disposal of a building of one of its corrugated products plant and an impairment loss on investments in a significantly influenced company of $1 million. During the second quarter of 2005, the Company sold a warehouse of the corporate sector resulting in a gain of $11 million. A gain of $7 million has been recorded in earnings, and the remaining portion of the gain has been deferred and will be amortized over the term of a 2-year lease agreement entered into with the buyer.

Operating income  As a result of the above, operating income for the quarter decreased by $36 million to a loss of $2 million compared with $34 million income for the same period in 2004. Operating income for the first nine months of 2005 amounted to $44 million, compared with $76 million in 2004.

Excluding specific items, operating income for the quarter stood at $21 million ($61 million for the first nine months), compared with $38 million ($74 million for the first nine months) for the same period in 2004.

Interest expense (loss)  Interest expense increased slightly to $62 million compared with $58 million in 2004. The debt level has increased when compared to 2004 but the strengthening of the Canadian dollar contributed to reducing the interest expense on the Company’s US-denominated debts.

Financial instruments  During the first quarter of 2005, the Company entered into an interest rate swap agreement for a notional amount of US$125 million maturing in 2013 in relation to the Company’s 7.25% unsecured senior notes. As this instrument was not designated as a hedge, an unrealized loss of $0.7 million was recorded in earnings in the first quarter. During the second quarter, the Company early-settled this swap agreement and a realized gain of $3 million has been recorded in earnings (included in specific items).

Foreign exchange gain on long-term debt  In 2005, the Company recorded a foreign exchange gain of $12 million on its own and its joint venture US-denominated debts, as the Canadian dollar went from $0.831 against the US dollar as at December 31, 2004 to $0.861 as at September 30, 2005. This compares with a gain of $4 million in 2004. This loss had no impact on the Company’s liquidity.

Provision for income taxes  The income tax provision for the nine-month period ended September 30, 2005 amounted to $2 million and $2 million for the quarter ended September 30, 2005. Excluding the impact of specific items, the tax rate would have been approximately 33%.

Net earnings  As a result of the foregoing factors, net earnings for the quarter ended September 30, 2005 decreased by $24 million to $3 million, or $0.04 per share versus a $27 million, or $0.33 per share, for the same period in 2004. For the first nine months of 2005, net earnings amounted to $7 million, or $0.09 per share compared to $18 million, or $0.22 per share in 2004.

Net earnings excluding specific items for the third quarter of 2005, amounted to $2 million ($5 million for the first nine months), or $0.02 per share ($0.06 per share for the first nine months), compared with $14 million ($14 million for the first nine months) or $0.17 per share in the same periods in 2004.

Liquidity and capital resources

Cash flows from operating activities from continuing operations  Operating activities generated $6 million for 2005 ($42 million for the third quarter of 2005), as compared to $105 million in 2004 ($74 million for the third quarter of 2004). In 2005, changes in non-cash working capital components amounted to a use of funds of $99 million compared to a use of funds of $16 million in 2004. This use of cash is mainly attributable to an increase in inventories of finished products due to lesser than anticipated demand and to an increase in our raw materials of inventory levels as part of our overall purchasing strategy. Accounts receivable have also increased due to the higher level of sales in 2005. The Company has also paid interests on US denominated debts maturing in February and August.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $105 million in 2005, or $1.29 per share ($36 million for the third quarter - $0.44 per share) compared with $121 million or $1.48 per share ($48 million for the third quarter - $0.59 per share) for the same period in 2004. An amount of $10 million ($0.12 per share) related to the closing and restructuring charges is included in 2005 cash flow. This cash flow measure is important for the Company in order to pursue its capital expenditures program and reduce its indebtedness.

Investing activities from continuing operations  In 2005, investment activities required total cash resources of $90 million. The Company invested $90 million in property, plant and equipment. The major capital projects realized in 2005 for each business segment were the completion of the 2005 projects in the Fine Papers Group, the beginning of capital projects in the Tissue Group to install a new converting line in Wisconsin and to upgrade a machine in Candiac, which was completed during the third quarter of 2005. We also added in 2005, new equipment at our Memphis Tissue mill which began its operations in the fourth quarter of 2004.

The Company also invested $8 million to acquire the packaging business of Dover Industries Limited, located in Canada, for the converting business of its Boxboard Group.

During the first quarter of 2005, a joint venture of the Company, sold a building for an amount of $4 million. During the second quarter of 2005, the Company sold a warehouse of the corporate sector for an amount of $15 million.

Financing activities from continuing operations  During the first nine months of 2005 the Company borrowed an additional $166 million on its revolving facilities following the repayment of the balance of the 2004 purchase price of Dopaco in the amount $57 million (USD$46 million) and also due to the cash used by the working capital. It also redeemed 530,200 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $6 million.

Taking into account these transactions and the $10 million in dividends paid out during 2005, financing activities generated $80 million in liquidity.

Assets held for sale  On March 31, 2005, the Company sold the distribution activities of its Tissue papers segment for a total net consideration of $15.7 million. Of the total selling price, $13.7 million was received at closing; $1 million will be received at the first anniversary date and $1 million in four instalments due March 31, 2006 to March 31, 2009.

Consolidated financial position as at September 30, 2005

The Company’s working capital stood at $626 million as at September 30, 2005, a ratio of 2.21:1. At year-end 2004, working capital stood at $502 million, a ratio of 1.82:1.

Long-term debt, including the current portion, increased to $1.281 billion as at September 30, 2005, following the cash requirements of the first nine month of 2005, compared with $1.226 billion as at December 31, 2004. The current portion of long-term debt decreased by $53 million, mainly as a result of the balance of purchase price paid for Dopaco, in the amount of $57 million which was increased by $5 million compared with 2004. The Company had $194 million available under its $500 million revolving credit facility at the end of the third quarter. The net funded debt to total capitalization ratio increased from 47.3% as at December 31, 2004 to 49.1% as at September 30, 2005.

Including the results of the quarter, the dividend paid out and the cumulative translation adjustments which decreased by $42 million compared with December 31, 2004, shareholders’ equity decreased to $1.009 billion or $12.48 per share as at September 30, 2005 compared to $1.059 billion as at December 31, 2004, or $13.02 per share.

The liquidity available via the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which should be lower than budget estimates place at approximately $120 million for 2005.

Subsequent events

October 11, 2005, Norampac a joint-venture company announced that it had completed the acquisition of three corrugated products converting plants from SPB Canada inc. respectively located in Montreal, Quebec, Le Gardeur, Quebec and Belleville, Ontario, for approximate consideration of $78 million. The final purchase price has not been finalized yet. This acquisition will allow for improving operating synergies with the containerboard mills through increased internal sales and lower transportation costs.

On October 14, 2005, the Company announced the acquisition of certain assets of the paperboard division of Fraser Papers located in Edmundston, New-Brunswick, for $500 million. This acquisition will enable us to improve our capacity utilization rates at our mills in East Angus and Toronto.

On October 31,2005, The Company announced the completion of the refinancing of its $550 million credit facility originally put in place in February 2003 . The new $550 million credit facility includes a $450 million five-year revolving facility and a seven-year $100 million term facility. The seven-year facility can be reimbursed without penalty, at the company’s option any time prior to maturity. With the enhancement of the financial terms, this facility will provide the Company increased financial flexibility through improved financial covenants while reducing interest expenses and extending the maturity date originally scheduled for February 2007 until 2010 for $450 million and 2012 for $100 million.

Capital stock information

As at September 30, 2005, the capital stock issued and outstanding consisted of 80,843,940 common shares (81,361,580 as at December 31, 2004) and 2,115,167 stock options were issued and outstanding (1,756,986 as at December 31, 2004).

	For the 3-month periods ended September 30		For the 9-month periods ended September 30
Toronto Stock Exchange (CAS: TSX)	2005	2004	2005	2004

High	$11.65	$14.36	$13.95	$14.53
Low	$8.05	$13.01	$8.05	$11.21
Volume	6,163,000	4,865,000	17,732,000	19,256,000

Outlook

Packaging  The Boxboard Group is currently confronted to difficult market conditions, especially in recycled grades in both Europe and North-America. Further market related downtime and plant rationalization are possible for these grades, particularly in Europe. In the future, in North America the Company should benefit from the recent assets acquisitions from Fraser Papers Inc. This acquisition will enable us to improve our capacity utilization rate at our mills in East Angus and Toronto. On the converting side, this group should continue to benefit from the integration of the clientele acquired in Canada from the packaging division of Dover Industries Limited at the beginning of 2005.

The Containerboard Group intends to continue focusing on maintaining the right balance between production and inventory levels. It has recently announced important rationalization plans for some of its manufacturing and converting plants which should allow for a reduction of future costs. Compared to its most recent level, an upturn in prices is anticipated since recent increase measures are already reflected in official publications. This could in turn support an increase of converted products for the next quarters. On the cost side, this sector should continue to benefit from stable or downward prices for recycled fibers.

The Speciality Products Group should, as a net seller of de-inked pulp, continue to benefit from a stable to downward short-term trend for waste papers, partly offset by higher energy and freight expenses. The Group should also benefit from price increases in some sub—segment activity in reaction to a rapid increase of energy costs. The Group remains actively engaged in product development activities which may lead to the introduction of new packaging solutions over the next few quarters.

Tissue  Overall, fundamental demand for tissue remains healthy and the company anticipates that market conditions will remain favourable. Our operations are anticipated to benefit from a relatively stable or improved pricing environment and a stable to downward short-term trend for sorted office papers, the main type of recycled papers we use within this Group. Over the next quarters, the Group should be impacted by higher natural gas prices, which will be mitigated by the Company’s hedging portfolio.

Fine Papers  The Fine Papers Group is still facing very challenging times and difficulties in the implementation of sustained pricing increases. Following the execution of a rationalization plan at the Thunder Bay coated paper mill we anticipate that the announced measures will give positive results over the next few months. As for the St-Jérôme uncoated paper mill, we expect it to benefit from a recent upgrade of its largest paper machine that should reduce costs going forward and improve quality. The uncoated paper market remains very competitive and we also experience difficulties in sustaining the actual pricing.

Finally, we intend to continue to take action throughout the year on certain strategic initiatives which include the optimization of less performing assets and the possible divestiture of other non-strategic businesses. We also intend to be particularly focused in minimizing our energy consumption, directly addressing the challenges posed by higher energy costs. However, recent natural gas increases should be mitigated by our hedging strategy put in place several months ago. Shipments should be slighter reduced during the last quarter due to the historical slowdown noted during the last two weeks of December. .

Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization, operating income, cash flow from operations or cash flow from operations per share are measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used, as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components, and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures, excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business unit, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below to operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended September 30		For the 9-month periods ended September 30
	2005	2004	2005	2004
(in millions of dollars)
Net earnings	3	27	7	18
Net earnings from assets held for sale	(2)	(2)	(6)	(3)
Share of results of significantly influenced companies	(1)	(1)	(3)	(2)
Provision for income taxes	(2)	10	(2)	8
Loss on long-term debt refinancing	—	1	—	1
Foreign exchange gain on long-term debt	(21)	(20)	(12)	(4)
Realized gain on financial derivative instruments	—	—	(2)	—
Interest expense	21	19	62	58
Operating (loss) income from continuing operations	(2)	34	44	76
Specific items:
Gain on sale of assets	—	—	(11)	(4)
Impairment loss on property, plant and equipement	8	—	10	—
Closure and restructuring costs	12	—	12	—
Impairment loss of investments in significantly influenced companies	—	—	1	—
Unrealized loss on derivative financial commodity instruments	3	4	5	2
	23	4	17	(2)
Operating income excluding specific items	21	38	61	74
Depreciation and amortization	44	40	132	118
Operating income from continuing activities before depreciation and amortization and excluding specific items	65	78	193	192

The following table reconciles net earnings and net earnings per share to net earnings (loss) excluding specific items and net earnings per share excluding specific items:

	Net earnings				Net earnings per share(1)
	For the 3-month periods ended September 30		For the 9-month periods ended September 30		For the 3-month periods ended September 30		For the 9-month periods ended September 30
	2005	2004	2005	2004	2005	2004	2005	2004
(in millions of dollars, except amounts per share)
As per GAAP	3	27	7	18	$0.04	$0.33	$0.09	$0.22
Specific items
Gain on sale of assets	—	—	(12)	(4)	—	$—	$(0.12)	$(0.03)
Impairment loss on property, plant and equipement	8	—	10	—	$0.07	$—	$0.09	$—
Closure and restructuring costs	12	—	12	—	$0.10	$—	$0.10	$—
Impairment loss of investments in significantly influenced companies	—	—	1	—	$—	$—	$0.01	$—
Unrealized loss on derivative financial commodity instruments	3	4	5	2	$0.02	$0.03	$0.04	$0.01
Realized gain on derivative financial instruments	—	—	(2)	—	$—	$—	$(0.03)	$—
Foreign exchange gain on long-term debt	(21)	(20)	(12)	(4)	$(0.21)	$(0.20)	$(0.12)	$(0.04)
Loss on long-term debt refinancing	—	1	—	1	$—	$0.01	$—	$0.01
Tax effect on specific items	(3)	2	(4)	1	$—	$—	$—	$—
	(1)	(13)	(2)	(4)	$(0.02)	$(0.16)	$(0.03)	$(0.05)

Excluding specific items	2	14	5	14	$0.02	$0.17	$0.06	$0.17

(1)          Specific amounts per share are calculated on an after-tax basis

The following table reconciles the net cash provided (used) by operating activities to operating income and operating income before depreciation and amortization:

	For the 3-month periods ended September 30		For the 9-month periods ended September 30
	2005	2004	2005	2004
(in millions of dollars)
Cash flow provided by operating activities	42	74	6	105
Changes in non-cash working capital components	(6)	(26)	99	16
Depreciation and amortization	(44)	(40)	(132)	(118)
Current income taxes	(2)	12	19	19
Impairment loss on property, plant and equipment	(8)	—	(10)	—
Closure and restructuring costs	(2)	—	(2)	—
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	21	19	62	58
Realized gain on derivative financial instruments	—	—	(2)	—
Unusual gains	—	—	10	4
Unrealized gain (loss) on derivative financial commodity instruments	(3)	(4)	(5)	(2)
Other non-cash adjustments	—	(1)	(1)	(6)
Operating income (loss) from continuing operations	(2)	34	44	76

Depreciation and amortization	44	40	132	118

Operating income before depreciation and amortization	42	74	176	194

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations				Cash flow from operations per share
	For the 3-month periods ended September 30		For the 9-month periods ended September 30		For the 3-month periods ended September 30		For the 9-month periods ended September 30
	2005	2004	2005	2004	2005	2004	2005	2004
(in millions of dollars, except amounts per share)
Cash flow provided by operating activities	42	74	6	105
Changes in non-cash working capital components	(6)	(26)	99	16
Cash flow from operations	36	48	105	121	$0.44	$0.59	$1.29	$1.48
Specific items:
Closure and restructuring costs	10	—	10	—	$0.12	—	$0.12	$—
Excluding specific items	46	48	115	121	$0.56	$0.59	$1.41	$1.48

Additional information

Additional information relating to the Company, including the annual report and AIF, is available on SEDAR at www.sedar.com.

Consolidated Financial Statements

Consolidated Balance Sheets	Note	As at September 30, 2005	As at December 31, 2004
(in millions of Canadian dollars)		(unaudited)
Assets
Current assets
Cash and cash equivalents		37	30
Accounts receivable		556	527
Inventories		548	559
		1,141	1,116
Property, plant and equipment		1,597	1,700
Other assets	8	232	215
Goodwill		115	113
		3,085	3,144
Liabilities and shareholders’ equity
Current liabilities
Bank loans and advances		40	47
Accounts payable and accrued liabilities		470	509
Current portion of long-term debt	9	5	58
		515	614
Long-term debt	9	1,276	1,168
Other liabilities	10	285	303
		2,076	2,085
Shareholders’ equity
Capital stock	13	264	265
Retained earnings		776	783
		(31)	11
		1,009	1,059
		3,085	3,144

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	Note	2005	2004	2005	2004
(in millions of Canadian dollars, except per share amounts)			(Note 2)		(Note 2)
(unaudited)
Sales		874	854	2,618	2,448
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	12	731	698	2,182	2,028
Depreciation and amortization		44	40	132	118
Selling and administrative expenses		78	77	243	229
Impairment loss on property, plant and equipement	3	8	—	10	—
Closure and restructuring costs	4	12	—	12	—
Loss on derivative financial commodity instruments	5(a)	3	5	5	1
Unusual gains	7	—	—	(10)	(4)
		876	820	2,574	2,372
Operating income (loss) from continuing operations		(2)	34	44	76

Interest expense		21	19	62	58
Gain on derivative financial instruments	5(b)	—	—	(2)	—
Foreign exchange gain on long-term debt		(21)	(20)	(12)	(4)
Loss on long-term debt refinancing		—	1	—	1
		(2)	34	(4)	21
Provision (recovery) for income taxes		(2)	10	(2)	8
Share of results of significantly influenced companies		(1)	(1)	(3)	(2)
Net earnings from continuing operations		1	25	1	15
Net earnings from assets held for sale	2, 6(c)	2	2	6	3
Net earnings for the period		3	27	7	18
Basic and diluted net earnings from continuing operations per common share		$0.02	$0.31	$0.02	$0.19
Basic and diluted net earnings per common share		$0.04	$0.33	$0.09	$0.22
Weighted average number of common shares outstanding		81,050,628	81,745,222	81,238,285	81,737,904

Consolidated Statement of Retained Earnings
		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
		2005	2004	2005	2004
(in millions of Canadian dollars)
(unaudited)

Balance - beginning of period		779	762	783	778
Net earnings for the period		3	27	7	18
Dividends on common shares		(3)	(3)	(10)	(10)
Excess of the common shares redemption price on their paid-up capital		(3)	(2)	(4)	(2)
Balance - end of period		776	784	776	784

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

		For the 3—month periods ended September 30,		For the 9—month periods ended September 30,
	Note	2005	2004	2005	2004
(in millions of Canadian dollars)			(Note 2)		(Note 2)
(unaudited)
Operating activities from continuing operations
Net earnings from continuing operations		1	25	1	15
Adjustments for
Depreciation and amortization		44	40	132	118
Impairment loss on property, plant and equipement	3	8	—	10	—
Closure and restructuring costs	4	2	—	2	—
Unrealized loss on derivative financial commodity instruments	5(a)	3	4	5	3
Amortization of transitional deferred unrealized gain		—	—	—	(1)
Unusual gains	7	—	—	(10)	(4)
Foreign exchange gain on long-term debt		(21)	(20)	(12)	(4)
Future income taxes		—	(2)	(21)	(11)
Share of results of significantly influenced companies		(1)	(1)	(3)	(2)
Others		—	1	1	6
		36	48	105	121
Change in non-cash working capital components		6	26	(99)	(16)
		42	74	6	105
Investing activities from continuing operations
Purchase of property, plant and equipment		(29)	(29)	(90)	(81)
Proceed from disposal of property, plant and equipment	7	—	—	19	—
Purchase of other assets		(7)	(5)	(11)	(8)
Business acquisitions, net of cash acquired	6(a)	—	(91)	(8)	(120)
Business disposals, net of cash disposed		—	—	—	14
		(36)	(125)	(90)	(195)
Financing activities from continuing operations
Bank loans and advances		(8)	(29)	(7)	(15)
Change in revolving credit facilities		20	107	166	157
Increase in other long-term debt		—	1	1	6
Payments of other long-term debt		(2)	(25)	(64)	(47)
Net proceeds from issuance of shares		—	—	—	1
Redemption of common shares	13	(4)	(3)	(6)	(3)
Dividends on common shares		(3)	(3)	(10)	(10)
		3	48	80	89
Change in cash and cash equivalents during the period from continuing operations		9	(3)	(4)	(1)
Change in cash and cash equivalents from assets held for sale, including the proceeds on disposal	2, 6(c)	—	—	14	—
Change in cash and cash equivalent during the period		9	(3)	10	(1)
Translation adjustments on cash and cash equivalents		(4)	(3)	(3)	(2)
Cash and cash equivalents - Beginning of period		32	30	30	27

Cash and cash equivalents - End of period		37	24	37	24

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars)
(unaudited)

1  Accounting policies

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following:

Variable interest entities

The CICA issued Accounting Guideline 15 (“AcG-15”), “Consolidation of variable interest entities” The new guideline requires companies to identify variable interest entities in which they have an interest to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. A variable interest entity is defined as an entity in which the equity is not sufficient to permit that entity to finance its activities without external support, or the equity investors lack either voting control and obligation to absorb future losses or the right to receive future returns. The application of this guideline on January 1, 2005 did not have any material impact on the financial position or results of operations of the Company.

2  Assets held for sale

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its distribution activities in the Fine papers and Tissue papers segments. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods, are classified as assets held for sale. The comparative financial information of 2004 has been restated to reflect this change. As further described in note 6(c), the Company sold the distribution activities of its Tissue papers segment. Financial information relating to these assets held for sale is as follows:

(in millions of dollars, except amounts per share)	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
Condensed balance sheet(1)	2005	2004	2005	2004

Current assets			105	126
Long-term assets			5	9
Current liabilities			27	29
Condensed statement of earnings
Sales	97	113	309	330
Depreciation and amortization	—	1	—	2
Operating income, including gain on disposal	3	3	10	6
Interest expense	1	1	2	2
Income taxes	—	—	2	1
Net earnings, including gain on disposal, from assets held for sale	2	2	6	3
Net earnings per share, including gain on disposal, from assets held for sale	$0.02	$0.02	$0.07	$0.03
Condensed statement of cash flows
Cash flows from operating activities	7	(2)	14	(7)
Cash flows from investing activities	—	(1)	14	(1)
Cash flows from financing activities	(7)	3	(14)	8

(1)   Comparative figures as at December 31, 2004 for the condensed balance sheet

3  Impairment loss on property, plant and equipment

In the third quarter of 2005, a joint-venture recorded an impairment loss of $13 million ($8 million after-tax) related to some property, plant and equipment of its containerboard plant located in Red Rock, Ontario, which is part of the Packaging products segment. The Company’s share amounted to $6 million ($4 million after-tax). The joint venture decided to permanently shutdown the paper machine #1 at this facility in September 2005. Also, the Company has recorded an impairment loss of $2 million ($1 million after-tax) related to the property, plant and equipment of its Fine paper plant located in Thunder Bay, Ontario. The Company decided to permanently shutdown the paper machine #5 at this facility in November 2005.

In the second quarter of 2005, a joint-venture recorded an impairment loss of $4 million ($3 million after-tax) related to the property, plant and equipment of its corrugated products plant located in Buffalo, NY which is part of the Packaging products segment. The Company’s share amounted to $2 million ($1 million after-tax). The joint venture decided to permanently shutdown this facility in August 2005. The net book value of the assets has been written down to their fair value representing the present value of the estimated net proceeds from dismantling, redeployment or disposal.

4  Closure and restructuring costs

During the third quarter of 2005, the Company and a joint-venture annouced the curtailment of some of their operations in Thunder Bay and Red Rock, Ontario. The Company and the joint-venture recorded closing costs in the amount of $9 million ($6 million after-tax). A joint venture also provided for additionnal provisions related to the relocation of two corrugated product plants in Montréal, Québec and Concord, Ontario for an amount of $6 million ($4 million after-tax), the Company share amounted to $3 million ($2 million after-tax).

The following table provides a reconciliation of all closure and restructuring cost provisions:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2005	2004	2005	2004
Balance at beginning of period	—	—	—	—
		—
Additionnal provision	12		12	—
Non cash items	(2)	—	(2)	—
Severance payments	(2)	—	(2)	—
Other closure and restructuring costs payments	—	—	—	—

Balance at end of period	8	—	8	—

5  Loss (gain) on derivative financial instruments

(a)	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2005	2004	2005	2004
Realized loss (gain) on derivatives financial commodity instruments	—	1	—	(1)
Unrealized loss on derivative financial commodity instruments	3	4	5	3
Amortization of transitional deferred unrealized gain under AcG-13	—	—	—	(1)
	3	5	5	1

(b) During the first quarter of 2005, the Company entered into an interest rate swap agreement for a notional amount of US$125 million maturing in 2013 in relation to the Company’s 7.25% unsecured senior notes. During the second quarter, the Company has resiliated this swap agreement and as this instrument was not designated as a hedge, a gain of $2.3 million has been recorded.

6  Business acquisition and disposal

(a) On January 14, 2005, the Company acquired the assets of Dover Industries Limited, located in Canada, for a cash consideration of
$8.5 million. This acquisition has been accounted for using the purchase method and the accounts and results of operations of this entity have been included in the consolidated financial statements since its date of acquisition. The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed resulted in no goodwill.

Acquired company Business segment	Dover Packaging products
Property, plant and equipment	3
Customer relationship and client lists	5
Total consideration paid	8

(b) During the second quarter of 2005, the Company made its final payment amounted to $57 million ($US46 million) with respect to the acquisition of Dopaco Inc. announced in August 2004, which resulted in an adjustment to goodwill amounting to $3 million (US$2 million).

(c) On March 31, 2005, the Company sold the distribution activities of its Tissue papers segment for a total consideration of $15.7 million. Of the total selling price, $13.7 million was received at closing, $1 million will be received at the first anniversary date and $1 million in four instalments due March 31, 2006 to March 31, 2009. The disposal of the net assets resulted in a gain of $1.2 million before related income taxes of $0.5 million.

Business segment	Tissue Papers
Accounts receivable	11
Inventories	7
Property, plant and equipment	4
Other assets	1
23
Accounts payable and accrued liabilities	(8)
15
Gain on disposal	1
Balance of sale price - other assets	(2)
Total consideration received	14

7  Unusual gains

During the first quarter of 2005, a joint venture realized a gain of $4 million on the disposal of a building of one of its corrugated products plant and an impairment loss on investments in a significantly influenced company of $1 million was recorded by a joint venture. During the second quarter of 2005, the Company sold a warehouse of the corporate sector resulted in a gain of $11 million. A gain of $7 million has been recorded in earnings, before related income taxes of $1 million and the remaining portion of the gain has been deferred and will be amortized over the term of a 2 year lease agreement entered into with the buyer.

8  Other assets

	September 30, 2005	December 31, 2004
Investments in significantly influenced companies	77	74
Other investments	16	9
Deferred charges	41	38
Employee future benefits	56	52
Fair value of derivative financial instruments	—	8
Customer relationship and client lists	33	30
Other definite-life intangible assets	9	4
	232	215

9  Long-term debt

	September 30, 2005	December 31, 2004
7.25% unsecured senior notes	784	813
Revolving credit facility	299	159
Other debt from subsidiaries	24	76
Other debt from joint ventures	174	178
	1,281	1,226
Current portion	5	58
	1,276	1,168

10 - Other liabilities

	September 30, 2005	December 31, 2004
Employee future benefits	82	84
Future income taxes	197	214
Deferred gain on disposal of a building	3	—
Unrealized gain on derivative financial instruments	3	5
	285	303

11 - Interests in joint ventures

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	September 30, 2005	December 31, 2004
Consolidated balance sheets
Current assets	228	195
Long-term assets	457	480
Current liabilities	102	101
Long-term debt, net of current portion	173	169
Cash and cash equivalents	21	8
Total assets	686	674
Total debt(1)	183	198

(1) Includes bank loans and advances, current portion of long-term debt and long-term debt

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2005	2004	2005	2004
Consolidated statements of earnings
Sales	182	223	570	683
Depreciation and amortization	9	10	26	32
Operating income	15	21	49	54
Interest expense	4	3	10	10
Net earnings	(1)	16	19	32
Consolidated statements of cash flows
Operating activities	21	21	38	32
Investing activities	(7)	(25)	(17)	(49)
Financing activities	(7)	6	(8)	15
Additionnal information
Dividends received by the Company from joint ventures	—	4	16	19

12 - Additional information

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
		2005	2004	2005	2004
(a)	Cost of sales
	Foreign exchange gain (loss)	—	(5)	1	(3)

(b)	Employee future benefits expenses
	Defined benefit pension plans	3	3	9	10
	Other employee future benefit plans	2	2	6	6
	Defined contribution pension plans	1	1	3	3

(c)	Supplemental disclosure
	Depreciation of property, plant and equipment	42	40	128	116
	Amortization of other assets	2	1	4	2
	Amortization of deferred financing cost included in interest expense	1	1	3	3
	Interest paid	33	27	75	68
	Income taxes paid (received)	(2)	1	19	8

13 - Capital stock

As at September 30, 2005, the capital stock issued and outstanding consisted of 80,843,940 common shares (81,361,580 as at December 31, 2004). As at November 2, 2005, 80,826,640 common shares were issued and outstanding. As at September 30, 2005, 2,115,167 stock options were issued and outstanding (1,756,986 as at December 31, 2004).

In 2005, in the normal course of business, the Company renewed its redemption program of a maximum of 4,068,707 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2005 to March 10, 2006. As of September 30, 2005, the Company redeemed 38,900 common shares under the previous redemption program for an amount of $0,5 million and 491,300 common shares under his current redemption program for an amount of $5 million.

14 - Subsequent events

On October 11, 2005, a joint-venture which is part of the Packaging products segment acquired the assets related to three Canadian corrugated products converting plants from SPB Canada Inc for an approximate consideration of $78 million, (the share of the Company is $39 million). The total purchase price has not yet been finalized by the joint venture.

On October 31, 2005, the Company announced the refinancing of its long-term revolving credit facility. This refinancing will reduce the Company interest margins and provide greater flexibility for its financial covenants. The actual facility is increased by $50 million to $550 million and will mature in 2010 for a tranche of $450 million and in 2012 for a tranche of $100 million.

Selected Segmented Information

Sales	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2005	2004	2005	2004
		(note 2)		(note 2)
Packaging products
Boxboard
Manufacturing	167	179	522	538
Converting	183	132	532	363
Eliminations and others	(8)	6	(13)	21
	342	317	1,041	922
Containerboard(1)
Manufacturing	79	95	256	258
Converting	125	132	374	367
Eliminations and others	(44)	(56)	(139)	(145)
	160	171	491	480
Specialty products	127	130	388	380
Eliminations	(9)	(12)	(34)	(33)
	620	606	1,886	1,749
Tissue papers
Manufacturing and Converting	187	176	532	501
Distribution(2)	—	22	22	66
Eliminations	—	(10)	(9)	(26)
	187	188	545	541
Fine papers
Manufacturing	89	103	268	284
Distribution(2)	106	106	320	308
Eliminations	(16)	(17)	(49)	(49)
	179	192	539	543
Eliminations	(15)	(19)	(43)	(55)
Assets held for sale	(97)	(113)	(309)	(330)
Consolidated total	874	854	2,618	2,448

(1)   The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2)   Some or all of these sub-segments represent assets held for sale

Operating income (loss) before depreciation and amortization and operating income (loss) (in millions of Canadian dollars) (unaudited)	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2005	2004	2005	2004
		(note 2)		(note 2)
Packaging products
Boxboard
Manufacturing	(1)	7	7	18
Converting	14	11	41	31
Others	2	3	(1)	8
	15	21	47	57
Containerboard(1)
Manufacturing	(14)	7	(5)	13
Converting	11	16	37	43
Others	2	—	7	3
	(1)	23	39	59
Specialty products	8	10	29	34
	22	54	115	150
Tissue papers
Manufacturing and Conveting	27	20	74	56
Distribution(2)	—	1	2	2
	27	21	76	58
Fine papers
Manufacturing	(11)	—	(19)	(8)
Distribution(2)	3	2	8	6
	(8)	2	(11)	(2)
Corporate	4	1	6	(4)
Assets held for sale	(3)	(4)	(10)	(8)
Operating income before depreciation and amortization	42	74	176	194

Depreciation and amortization
Boxboard	(20)	(17)	(58)	(47)
Containerboard(1)	(8)	(10)	(27)	(28)
Specialty products	(5)	(5)	(17)	(16)
Tissue papers	(10)	(9)	(28)	(27)
Fine papers	(3)	(2)	(8)	(8)
Corporate and eliminations	2	2	6	6
Assets held for sale	—	1	—	2
	(44)	(40)	(132)	(118)
Operating income (loss)	(2)	34	44	76

(1)   The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2)   Some or all of these sub-segments represent assets held for sale

Purchase of property, plant and equipment (in millions of Canadian dollars) (unaudited)	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2005	2004	2005	2004
		(note 2)		(note 2)
Packaging products
Boxboard
Manufacturing	2	4	6	20
Converting	4	4	17	9
Others	—	2	2	3
	6	10	25	32
Containerboard(1)
Manufacturing	4	3	7	9
Converting	2	3	8	6
Others	—	—	4	2
	6	6	19	17
Specialty products	3	3	8	12
	15	19	52	61
Tissue papers
Manufacturing and Converting	12	6	29	10
Distribution(2)	—	1	—	1
	12	7	29	11
Fine papers
Manufacturing	2	2	7	6
Distribution(2)	—	—	—	—
	2	2	7	6
Corporate	—	1	2	3
Assets held for sale	—	—	—	—
Consolidated total	29	29	90	81

(1)   The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2)   Some or all of these sub-segments represent assets held for sale

Additionnal information

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings (loss), which is a performance measure define by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2005	2004	2005	2004
		(note 2)		(note 2)
Net earnings	3	27	7	18
Net earnings from assets held for sale	(2)	(2)	(6)	(3)
Share of results of significantly influenced companies	(1)	(1)	(3)	(2)
Provision (recovery) for income taxes	(2)	10	(2)	8
Loss on long-term debt refinancing	—	1	—	1
Foreign exchange gain on long-term debt	(21)	(20)	(12)	(4)
Gain on derivative financial instruments	—	—	(2)	—
Interest expense	21	19	62	58
Operating income (loss) from continuing operations	(2)	34	44	76
Depreciation and amortization	44	40	132	118
Operating income before depreciation and amortization	42	74	176	194

Historical financial information

	2003					2004					2005
(unaudited)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
(In millions of Canadian dollars, unless other wise noted)
Sales(1)	783	758	727	727	2,995	763	831	854	806	3,254	843	901	874	2,618

Operating income (loss) before depreciation and amortization
Packaging	44	46	50	34	174	45	51	54	28	178	51	42	22	115
Tissue Papers	18	17	20	18	73	18	19	21	18	76	21	28	27	76
Fine Papers	9	2	(2)	(3)	6	(3)	(1)	2	(1)	(3)	(2)	(1)	(8)	(11)
Corporate activities	—	(1)	(2)	—	(3)	(3)	(2)	1	—	(4)	(4)	6	4	6
Assets held for sales	(4)	(4)	(3)	(2)	(13)	(3)	(1)	(4)	(1)	(9)	(5)	(2)	(3)	(10)
	67	60	63	47	237	54	66	74	44	238	61	73	42	176

Excluding specific items	67	60	63	47	237	49	65	78	58	250	59	69	65	193

Operating income from continuing operations	32	25	29	8	94	15	27	34	3	79	17	29	(2)	44
Excluding specific items		25	29	8	94	10	26	38	17	91	15	25	21	61

Net earnings (loss)	16	29	4	6	55	(6)	(3)	27	5	23	—	4	3	7
Excluding specific items	11	4	4	(3)	16	(5)	5	14	2	16	(1)	4	2	5

Net earnings (loss) per share (in dollars)
Basic	$0.19	$0.36	$0.04	$0.07	$0.66	$(0.08)	$(0.03)	$0.33	$0.06	$0.28	$—	$0.05	$0.04	$0.09
Basic, excluding specific items	$0.13	$0.05	$0.04	$(0.03)	$0.19	$(0.07)	$0.07	$0.17	$0.03	$0.20	$(0.01)	$0.05	$0.02	$0.06

Cash flow from operations	42	42	36	38	158	31	42	48	37	158	31	38	36	105
Per share	$0.52	$0.52	$0.43	$0.46	$1.93	$0.38	$0.51	$0.59	$0.45	$1.93	$0.38	$0.47	$0.44	$1.29

Shipments - manufacturing (thousands short tons)
Packaging	449	445	450	423	1,767	442	442	457	429	1,770	439	458	453	1,350
Tissue Papers	90	95	94	89	368	96	104	102	97	399	99	104	111	314
Fine Papers	79	73	62	65	279	65	78	79	67	289	68	68	68	204
	618	613	606	577	2,414	603	624	638	593	2,458	606	630	632	1,868

Shipments - converting (in thousands)
Packaging
Boxboard (cartons)	574	603	566	2,659	4,402	2,664	2,864	3,514	4,946	13,988	4,762	5,351	5,163	15,276
Containerboard (square feet)	1,550	1,737	1,759	1,653	6,699	1,630	1,737	1,766	1,669	6,802	1,630	1,791	1,739	5,160
Tissue papers (short tons - included in manufacturing)	52	55	58	53	218	55	60	65	64	244	59	63	66	188

Benchmark prices(2)
Selling price - Manufacturing
					Average					Average				Average
Packaging ($US/short ton)
Recycled boxboard - 20pt. Clay coated	625	657	665	665	653	648	685	695	715	686	715	715	715	715
Linerboard-unbleached kraft, 42 lb. Eastern US	428	425	418	412	421	412	462	500	500	468	500	490	448	479
Tissue papers (index 1999 = 1 000)	1,148	1,101	1,123	1,153	1,131	1,132	1,120	1,227	1,285	1,189	1,287	1,339	1,362	1,329
Fine papers ($US/short ton)
Uncoated fine paper-offset, 50 lb. Rolls	670	633	595	585	621	587	652	715	750	676	733	753	713	733
Coated fine paper-No. 3 grade, 60 lb rolls	780	815	805	782	795	768	765	827	870	808	870	920	913	901
Raw materials
Recycled paper ($US/short ton)
Old corrugated containers - US average	56	64	59	60	60	77	91	82	78	82	88	90	83	87
Sorted office paper - Eastern U.S.	136	108	98	97	110	108	118	138	125	122	116	93	89	99
Virgin Pulp ($US/metric ton)
Northern bleached softwood kraft - Eastern U.S.	507	580	550	575	553	600	660	670	630	640	670	653	625	649

$Can vs $U.S.	$0.66	$0.72	$0.72	$0.76	$0.71	$0.76	$0.74	$0.77	$0.82	$0.77	$0.82	$0.80	$0.83	$0.82
Natural gas - $US/MMBtu (Spot)	$6.58	$5.40	$4.97	$4.58	$5.38	$5.69	$6.00	$5.79	$6.95	$6.11	$6.27	$6.73	$8.49	$7.16

(1)   Excluding assets held for sale

(2)   Source: Cascades based on industry sources. Tissue papers index represents a mix of primary and converted products.

Cascades Inc. is a leader in the manufacture, converting and marketing of packaging products, tissue paper and specialty fine papers. Internationally, Cascades employs in excess of 15,000 people and operates some 140 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. The Company recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading-edge de-inking technology, sus-tained research and development, and nearly 40 years of experience in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Investor Relations

For further information:

Marc Jasmin, CMA

Director, Investor Relations

Cascades Inc.

772, Sherbrooke Street West

Montreal (Quebec)

H3A 1G1

Telephone: (514) 282-2681

Fax: (514) 282-2624

investisseur@cascades.com